PRG-Schultz International, Inc.
600 Galleria Parkway, Ste. 600
Atlanta, GA 30339
March 13, 2006
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Dorine H. Miller and Pamela A. Long

Re:	PRG-Schultz International, Inc., application for qualification of Indentures on Form T-3 filed February 2, 2006 (File No. 22-28801)
Ladies and Gentlemen:
     We refer to the Form T-3 (File No. 22-28801) (as amended, the “Application”) of PRG-Schultz International, Inc., a Georgia corporation (the “Applicant”), filed on February 2, 2006 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification of the Applicant’s Senior Notes Indenture and Senior Convertible Notes Indenture, pursuant to which the Applicant will issue up to an aggregate principal amount of $50,000,000, plus an additional principal amount equal to the aggregate accrued and unpaid interest on the notes to be exchanged, of 11.0% Senior Notes due 2011 and an aggregate principal amount of up to $60,000,000 of 10.0% Senior Convertible Notes due 2011.
     The undersigned Applicant hereby acknowledges and agrees that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Applicant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The undersigned Applicant requests that the effective date of the above-referenced Application be accelerated so that the same may become effective on or before 4:00 p.m., Eastern Time, on March 15, 2006 or as soon as practicable thereafter.
     Please call Stuart Ogg ((214) 746-7865) of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Application.

Very truly yours, PRG-SCHULTZ INTERNATIONAL, INC.
By:	/s/ Clinton McKellar, Jr.
	Name:	Clinton McKellar, Jr.
	Title:	Senior Vice President and General Counsel